UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

9651 Katy Freeway, Suite 600

Houston, TX 77024

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, TX 77002 (713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 33,956,524 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,956,524 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,956,524 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.20% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), directly holds 33,956,524 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), and an equivalent number of membership units (“EEH Units”) of Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), which together are exchangeable for shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Earthstone. The Class A Common Stock, Class B Common Stock and EEH Units are collectively referred to herein as “Securities.” Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

This calculation is based on an assumed combined total of 140,287,579 shares of Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2023 and (b) assumes that all 33,956,524 shares of Class B Common Stock directly held by Bold (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,257,641 shares of Class B Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 2,303,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,303,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.17% (2)
14	Type of Reporting Person PN

(1)	EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), directly holds 2,303,000 shares of Class A Common Stock.
(2)	This calculation is based on a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 33,956,524 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,956,524 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,956,524 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.20% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”), owns 100% of the membership interests of Bold. Bold directly holds 33,956,524 shares of Class B Common Stock and an equivalent number of EEH Units, which together are exchangeable for shares of Class A Common Stock. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Bold. EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 140,287,579 shares of Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q and (b) assumes that all 33,956,524 shares of Class B Common Stock directly held by Bold (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,257,641 shares of Class B Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund XI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 19,819,820 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 19,819,820 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,819,820 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.64% (2)
14	Type of Reporting Person PN

(1)	EnCap Energy Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI”), directly holds 19,819,820 shares of Class A Common Stock.
(2)	This calculation is based on a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 56,079,344 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 56,079,344 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,079,344 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.97% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments”), which is the general partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Fund VIII and EnCap Fund IX, respectively. EnCap Fund IX owns 100% of the membership interests of Bold. EnCap Investments is also the sole member of EnCap Equity Fund XI GP, LLC, which is general partner of EnCap Equity Fund XI GP, L.P. (“Fund XI GP”), which is general partner of EnCap Fund XI (together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”). Therefore, EnCap Partners GP, through its indirect ownership of Bold and the EnCap Funds, may be deemed to share the right to direct the voting or disposition of the reported Securities. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 140,287,579 shares of Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q and (b) assumes that all 33,956,524 shares of Class B Common Stock directly held by Bold (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,257,641 shares of Class B Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q.

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014 (the “First Schedule 13D”) by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), as amended by Amendment No. 1 filed by Oak Valley on November 16, 2016 (the “Second Schedule 13D”), as further amended by Amendment No. 2 filed by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), on June 1, 2018 (the “Third Schedule 13D”), as further amended by Amendment No. 3 filed by Bold on October 25, 2018 (the “Fourth Schedule 13D”), as further amended by Amendment No. 4 filed by Bold on October 30, 2019 (the “Fifth Schedule 13D”), as further amended by Amendment No. 5 filed by Bold on December 23, 2020 (the “Sixth Schedule 13D”), as further amended by Amendment No. 6 filed by Bold on January 12, 2021 (the “Seventh Schedule 13D”), as further amended by Amendment No. 7 filed by Bold on October 27, 2021 (the “Eighth Schedule 13D”), as further amended by Amendment No. 8 filed by Bold on February 7, 2022 (the “Ninth Schedule 13D”), as further amended by Amendment No. 9 filed by Bold on April 21, 2022 (the “Tenth Schedule 13D”) and as further amended by Amendment No. 10 filed on August 2, 2023 (the “Eleventh Schedule 13D” and, together with the First Schedule 13D, the Second Schedule 13D, the Third Schedule 13D, the Fourth Schedule 13D, the Fifth Schedule 13D, the Sixth Schedule 13D, the Seventh Schedule 13D, the Eighth Schedule 13D, the Ninth Schedule 13D, the Tenth Schedule 13D and the Eleventh Schedule 13D, the “Original Schedule 13D” and, the Original Schedule 13D as further amended and supplemented by this Amendment, the “Schedule 13D”), and relates to the beneficial ownership of the shares of Class A common stock, $0.001 par value per share, of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as set forth below:

This Schedule 13D is being filed by Bold, EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”), EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and EnCap Energy Capital Fund XI, L.P. (“EnCap Fund XI”), each a Texas limited partnership (collectively, the “EnCap Funds”). Bold, the EnCap Funds and EnCap Partners GP (collectively, the “EnCap Entities”) are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The principal business of Bold is its investment in the securities of Earthstone. The principal business of each of the EnCap Funds is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds. The address of the principal office of the EnCap Entities is 9651 Katy Freeway, Suite 600, Houston, Texas 77024.

Information regarding the executive officers, managers or other control persons of Bold, the EnCap Funds and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i).	name;

(ii).	residence or business address;

(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv).	citizenship.

During the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

2023 Letter Agreement

On August 21, 2023, Earthstone and EnCap Fund VIII, Bold and EnCap Fund XI entered into a letter agreement (the “2023 Letter Agreement”) in connection with Earthstone’s and EEH’s entry into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated August 21, 2023, with Permian Resources Corporation, a Delaware corporation (“Permian”), Smits Merger Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Permian, Smits Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Permian, and Permian Resources Operating, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, Permian will acquire all of the issued and outstanding equity interests in Earthstone and EEH through a series of mergers and related transactions (the “Mergers”).

Pursuant to the 2023 Letter Agreement, among other things, EnCap Fund VIII, Bold and EnCap Fund XI agreed (a) to grant an independent trustee (the “Trustee”) the sole right to exercise any voting rights attached to the shares of common stock of Permian (the “Permian Shares”) to be received by EnCap Fund VIII, Bold and EnCap Fund XI in connection with the Mergers, (b) to direct the Trustee to vote the Permian Shares in an amount and in a manner proportional to the vote of all other Permian shareholders entitled to vote on a particular matter, (c) to not request that a representative of EnCap Fund VIII, Bold or EnCap Fund XI be designated as a member of the board of directors of Permian upon the consummation of the Mergers and (d) to cause any representative of EnCap Fund VIII, Bold or EnCap Fund XI to decline any opportunity to be so designated as a member of the board of directors of Permian.

The foregoing description of the 2023 Letter Agreement does not purport to be complete and is qualified in its entirety by the actual 2023 Letter Agreement, a copy of which is filed as Exhibit 10.16 to this Amendment and is incorporated herein by reference.

Expiration of the Certain Voting Agreements

The Amended Voting Agreement expired pursuant to its terms on May 9, 2022.

The Warburg Voting Agreement expired pursuant to its terms at the time at which Warburg no longer owned 8% of the outstanding shares of Class A Common Stock. On August 9, 2023, Warburg filed a statement on Schedule 13G/A with the Commission, which reported that Warburg ceased to beneficially own any of the outstanding shares of Class A Common Stock as of such date.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein. The Reporting Persons and Post Oak may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) For purposes of Rule 13d-3 promulgated under the Exchange Act, EnCap Partners GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Class A Common Stock held by the EnCap Funds. The shares held by the EnCap Funds represent approximately 39.97% of the outstanding shares of Class A Common Stock (calculated on the basis of an assumed combined total of 140,287,579 shares of Class A

Common Stock outstanding, which (a) consists of a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) filed with the Commission on August 2, 2023 and (b) assumes that all 33,956,524 shares of Class B Common Stock directly held by Bold (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of the arrangements of the Reporting Persons with Post Oak under the Post Oak Voting Agreement, including the mutual agreement to vote their voting stock for the election of the persons named in Earthstone’s proxy statement as its board of directors’ nominees for election as directors, and against any other nominees, the Reporting Persons may be deemed to be members of a “group” with Post Oak. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock held of record by Post Oak and the numbers of shares reported in the cover pages as shared voting power do not include any shares of Class A Common Stock held of record by Post Oak. As of the date of this Amendment, the Reporting Persons are the record holders of an aggregate of 22,122,820 shares of Class A Common Stock and 33,956,524 shares of Class B Common Stock, and, to the knowledge of the Reporting Persons, Post Oak is the record holder of 11,167,213 shares of Class A Common Stock. In the aggregate, any group formed thereby would beneficially own 67,246,557 shares of Class A Common Stock in the aggregate, or approximately 47.93% of Earthstone’s outstanding shares of Class A Common Stock (calculated on the basis of an assumed combined total of 140,287,579 shares of Class A Common Stock outstanding, which (a) consists of a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, as reported by Earthstone in the Form 10-Q and (b) assumes that all 33,956,524 shares of Class B Common Stock directly held by Bold (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis).

In providing any information set forth in the preceding paragraph pertaining to Post Oak, the Reporting Persons have relied solely upon information contained in documents filed by other persons with the SEC, including statements on Schedule 13D filed by Post Oak filed prior to the date hereof. Post Oak from time to time may file amendments to such statements of beneficial ownership on Schedule 13D containing information required of Post Oak, with respect to the Post Oak Voting Agreement or related matters. The Reporting Persons assume no responsibility for the information contained in any filings by any other person, including Post Oak.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

Voting and Support Agreement

In connection with the Merger Agreement, on August 21, 2023, Earthstone, Permian, EnCap Fund VIII, Bold and EnCap Fund XI entered into that certain Voting and Support Agreement (as may be amended, restated, supplemented or otherwise modified from time to time, the “Voting and Support Agreement,” and together with the Merger Agreement, the “Merger Transaction Agreements”). Pursuant to the Voting and Support Agreement, EnCap Fund VIII, Bold and EnCap Fund XI have agreed until the Termination Date (i) not to transfer any of their shares of Common Stock or EEH Units; (ii) to vote their shares of Common Stock in favor of the matters to be submitted to Earthstone’s stockholders in connection with the adoption of the Merger Agreement and approval of the transactions contemplated thereby; and (iii) to vote their shares of Common Stock against (a) any competing proposal or other proposal made in opposition to the adoption of the Merger Agreement, or in competition or inconsistent with the transactions contemplated thereby, (b) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of Earthstone or its subsidiaries contained in the Merger Agreement or of EnCap Fund VIII, Bold or EnCap Fund XI contained in the Voting and Support Agreement, (c) any action or agreement that would reasonably be expected to result in the nonoccurrence of a condition to the consummation of the transactions contemplated by the Merger Agreement or any change to the voting rights of any class of shares of capital stock of Earthstone and (d) any other action that would reasonably be expected to impede, delay, postpone or adversely affect the any of the transactions contemplated by the Merger Agreement, including the Mergers, or the Voting and Support Agreement, in each case, on the terms and subject to the conditions set forth therein. The “Termination Date” shall be the earliest to occur of (a) the Company Stockholder Approval (as defined in the Merger Agreement) being obtained, (b) the termination of the Merger Agreement in accordance with its terms, (c) a Company Change of Recommendation (as defined in the Merger Agreement), (d) the date of any modification, waiver or amendment to the Merger Agreement (without EnCap Fund VIII, Bold and EnCap Fund XI’s prior consent) that decreases the amount or changes the form of consideration payable to the holders of Company Common Stock or EEH Units pursuant to the Merger Agreement, (e) the breach of certain representations of Permian under the Voting and Support Agreement or (f) the termination of the Voting and Support Agreement by consent of the parties thereto.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Support Agreement, a copy of which is filed as Exhibit 10.17 to this Amendment and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

1.1	Joint Filing Agreement dated July 7, 2022.

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on November 8, 2016).

2.2	First Amendment to the Contribution Agreement dated March 21, 2017 by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC, and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on March 23, 2017).

2.3	Purchase and Sale Agreement dated March 31, 2021, by and among Tracker Resource Development III, LLC, TRD III Royalty Holdings (TX), LP, Earthstone Energy, Inc. and Earthstone Energy Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 5, 2021).

10.1	Registration Rights Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., Bold Energy Holdings, LLC and the other persons parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.2	Voting Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., EnCap Investments L.P., Oak Valley Resources, LLC and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

Exhibit No.	Description of Exhibit

10.3	First Amendment to the Voting Agreement dated April 22, 2020, by and among Earthstone Energy, Inc., EnCap Investments L.P. and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 24, 2020).

10.4	Redemption Agreement dated June 1, 2018, by and between Bold Energy Holdings, LLC and Bold Energy Management III LLC (incorporated by reference to Exhibit 10.3 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on June 18, 2018).

10.5	Securities Purchase Agreement dated December 17, 2020, by and among EnCap Energy Capital Fund V, L.P., EnCap V-B Acquisitions, L.P., EnCap Energy Capital Fund VI, L.P., EnCap VI-B Acquisitions, L.P. and Independence Resources Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on December 23, 2020).

10.6	Voting Agreement dated January 7, 2021, by and among Earthstone Energy, Inc., certain entities affiliated with Warburg Pincus & Company US, LLC and EnCap Investments L.P. (incorporated by reference to Exhibit 10.6 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on October 27, 2021).

10.7	Waiver of Right to Appoint an Additional Director dated January 7, 2021, by EnCap Investments L.P. (incorporated by reference to Exhibit 10.7 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on October 27, 2021).

10.8	Registration Rights Agreement dated July 20, 2021, by and among Earthstone Energy, Inc., Tracker Resource Development III, LLC, EnCap Energy Capital Fund VIII, L.P., ZIP Ventures I, L.L.C., and Tracker III Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on July 23, 2021).

10.9	Lock-up Agreement dated July 20, 2021, by and between Earthstone Energy, Inc. and EnCap Energy Capital Fund VIII, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on July 23, 2021).

10.10	Securities Purchase Agreement dated January 30, 2022, by and among Earthstone Energy, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on February 2, 2022)

10.11	Securities Purchase Agreement dated January 30, 2022, by and among EnCap Energy Capital Fund VII, L.P. and Cypress Investments, LLC (incorporated by reference to Exhibit 10.11 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on February 7, 2022).

10.12	Registration Rights Agreement dated April 14, 2022, by and among Earthstone Energy, Inc., Cypress Investments, LLC and EnCap Energy Capital Fund XI, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 18, 2022).

10.13	Voting Agreement dated April 14, 2022, by and among Earthstone Energy, Inc., certain entities affiliated with Warburg Pincus & Company US, LLC, Cypress Investments, LLC and EnCap Investments L.P. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 18, 2022).

10.14	Second Amended and Restated Limited Liability Company Agreement of Earthstone Energy Holdings, LLC dated April 14, 2022 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 18, 2022).

10.15	Certificate of Designation, Preferences, Rights and Limitations of the Series A Convertible Preferred Stock of Earthstone Energy, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 18, 2022).

Exhibit No.	Description of Exhibit

10.16	Letter Agreement, dated August 21, 2023, by and among Earthstone Energy, Inc., EnCap Energy Capital Fund VIII, L.P., Bold Energy Holdings, LLC and EnCap Energy Capital Fund XI, L.P. (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on August 22, 2023).

10.17	Voting and Support Agreement dated August 21, 2023, by and among Permian Resources Corporation, Earthstone Energy, Inc., EnCap Energy Capital Fund VIII, L.P., Bold Energy Holdings, LLC and EnCap Energy Capital Fund XI, L.P. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on August 22, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2023

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Equity Fund XI GP, LLC
its general partner

By:	EnCap Investments L.P.,
its sole member

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF BOLD

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Bold are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Member of Bold Energy Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Equity Fund XI GP, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Energy Capital Fund XI, L.P.	n/a	n/a

EnCap Equity Fund XI GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Equity Fund XI GP, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P.; Sole Member of EnCap Equity Fund XI GP, LLC	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024	General Partner of EnCap Partners, LP	n/a	n/a

B-1

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. Except as indicated below, all members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024

D. Martin Phillips 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024

Robert L. Zorich 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024

Jason M. DeLorenzo 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024

Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, Texas 77024

C-1